   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1995


                                                       REGISTRATION NO. 33-61913

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                             BURR-BROWN CORPORATION
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                 86-0445468
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

                          6730 SOUTH TUCSON BOULEVARD
                             TUCSON, ARIZONA 85706
                                 (520) 746-1111
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ----------------
                                SYRUS P. MADAVI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BURR-BROWN CORPORATION
                          6730 SOUTH TUCSON BOULEVARD
                             TUCSON, ARIZONA 85706
                                 (520) 746-1111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------
                                   COPIES TO:

      THOMAS W. KELLERMAN, ESQ.                  WILLIAM D. SHERMAN, ESQ.
         ANDREW E. CHAU, ESQ.                    KEVIN A. FAULKNER, ESQ.
       H. RICHARD HUKARI, ESQ.                   JUSTIN L. BASTIAN, ESQ.
     Brobeck, Phleger & Harrison                   Morrison & Foerster
        Two Embarcadero Place                       755 Page Mill Road
            2200 Geng Road                   Palo Alto, California 94304-1018
   Palo Alto, California 94303-0913                   (415) 813-5600
            (415) 424-0160

                                ----------------
        Approximate date of commencement of proposed sale to the public:
   As soon as practicable on or after the effective date of this Registration
                                   Statement.
                                ----------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE


 TITLE OF EACH CLASS OF        PROPOSED MAXIMUM
    SECURITIES TO BE       AGGREGATE OFFERING PRICE    AMOUNT OF REGISTRATION
       REGISTERED                     (1)                    FEE (1)(2)
Common Stock, par value
 $.01 per share..........         $85,000,000                $29,310.34


(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.


(2) Includes $22,413.79 paid with the initial filing of the Registration Statement on August 17, 1995.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 1995


PROSPECTUS

                                1,750,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

    All of the 1,750,000 shares of Common Stock offered hereby are being sold by Burr-Brown Corporation. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol BBRC. On August 16, 1995, the last reported sale price for the Common Stock was $32.00 per share. See "Price Range of Common Stock."

                                 --------------

 THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON
                                    PAGE 5.

                                 --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE   COMMISSION   OR   ANY  STATE   SECURITIES   COMMISSION   NOR  HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                  PRICE TO       UNDERWRITING      PROCEEDS TO
                                                   PUBLIC        DISCOUNT (1)      COMPANY (2)
Per Share....................................         $                $                $
Total (3)....................................         $                $                $

(1)  See "Underwriting" for indemnification arrangements with the Underwriters.
(2)  Before deducting expenses payable by the Company estimated at $250,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 262,500 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $
     and $   , respectively. See "Underwriting."


                                 --------------


    The shares of Common Stock are offered by the Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that the certificates for the shares will be available for delivery on or about September , 1995 at the office of the agent of Hambrecht & Quist LLC in New York, New York.


HAMBRECHT & QUIST                                                COWEN & COMPANY

September  , 1995

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

    Additional information regarding the Company and the shares offered hereby is contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Act"). Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The  following documents filed with the  Commission pursuant to the Exchange
Act are incorporated herein by reference except as superseded or modified herein: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 1995 and July 1, 1995; (iii) the Company's Proxy Statement for the Annual Meeting of Stockholders held on April 21, 1995; (iv) the Company's Proxy Statement for the Special Meeting of Stockholders to be held on September 15, 1995; (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 5, 1984; (vi) the description of the Company's share purchase rights contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 1, 1989 and amended on March 6, 1990; (vii) the Company's Report on Form 10-C filed with the Commission on May 19, 1995; and
(viii) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests should be directed to Burr-Brown Corporation, 6730 South Tucson Boulevard, Tucson, Arizona 85706, Attention: Jill H. Rice, Corporate Secretary.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Burr-Brown is a leader in the design, development, manufacture and sale of high performance analog and mixed signal integrated circuits. The Company's products are used in a variety of electronic systems for communications, computing, industrial process control, test and instrumentation, digital audio and imaging. The Company offers over 1,000 high performance products that perform signal processing functions such as the conditioning, amplification and filtering of analog signals, and mixed signal functions such as analog-to-digital and digital-to-analog conversion. Within its targeted markets, Burr-Brown emphasizes high performance applications where its products are critical elements of complex systems.


    The Company sells its products to a diverse base of over 25,000 customers worldwide, with key customers including Alcatel, AT&T, Allen-Bradley, Canon, Conner Peripherals, General Electric, Hewlett-Packard, Hughes Network Systems, Nokia, Northern Telecom, Siemens, Sony, Teradyne and Toshiba. The Company has maintained long-term relationships with major customers in the industrial process control, instrumentation and imaging markets, and typically serves as the sole supplier of proprietary products. Recently, Burr-Brown has pursued a strategy of leveraging its strengths in analog signal processing and mixed signal design to develop a broad line of standard products for the faster growing communications, computing and digital audio markets. As a result, the Company has established key new customer relationships with leading companies in the wireless and high speed communications industry. In addition, several of the Company's products have also achieved significant market acceptance among certain major suppliers in the personal computer industry.


    Burr-Brown maintains major manufacturing and technical facilities in Tucson, Arizona; Atsugi, Japan; and Livingston, Scotland. In 1994, Burr-Brown established business units in these locations to bring greater focus on their respective served markets and accelerate new product development. Analog and mixed signal circuit design is highly dependent on the skills and experience of individual design engineers, and Burr-Brown believes that its team of design engineers has developed core strengths in high performance analog and mixed signal integrated circuits. Since the beginning of 1994, the Company has introduced over 90 new high performance products.

    The Company sells and markets its products in major markets worldwide through approximately 75 direct sales personnel, 40 manufacturers' representatives and 20 distributors. The Company's direct sales force focuses primarily on large corporate customers, while the Company's distributors service the needs of the Company's broad base of smaller customers. In particular, the direct sales force and field application engineers are focused on new design-ins to enhance the Company's long-term revenue stream.


    Burr-Brown satisfies the majority of its wafer processing requirements (approximately 65% in 1994) through its own wafer fabrication facility in Tucson. The Company is able to utilize a range of proprietary bipolar manufacturing processes to optimize product performance, minimize manufacturing cost and increase production flexibility. The Company also employs proprietary deposition technology and computer-controlled laser trimming techniques to produce circuits with the desired high precision. The Company augments its internal manufacturing with wafer foundry and assembly services from third party subcontractors.


    The Company is also a majority shareholder in two subsidiaries, Intelligent Instrumentation Inc., which provides portable data collection systems and software and signal conditioning accessories, and Power Convertibles Corporation, a supplier of DC-to-DC converter products, and battery chargers for the cellular telephone market.

                                  THE OFFERING

Common Stock offered by the Company.............  1,750,000 shares
Common Stock to be outstanding after the
 offering.......................................  16,173,696 shares(1)
Use of proceeds.................................  Capital expenditures for expansion of manufacturing capacity and general
                                                  corporate purposes, including working
                                                  capital
Nasdaq National Market symbol...................  BBRC

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,        ---------------------
                                                        ----------------------------------   JULY 2,    JULY 1,
                                                           1992        1993        1994       1994        1995
                                                        ----------  ----------  ----------  ---------  ----------
INCOME STATEMENT DATA:
  Net sales...........................................  $  162,949  $  168,577  $  194,196  $  94,962  $  129,141
  Gross profit........................................      76,392      81,602      87,954     45,684      61,984
  Operating income....................................       6,984       7,785      10,527      7,133      16,857
  Net income..........................................  $      998  $    2,817  $    6,465  $   3,701  $   11,502
  Net income per share................................  $     0.07  $     0.20  $     0.45  $    0.26  $     0.76
  Shares used in per share calculation................      14,390      14,376      14,498     14,355      15,071

                                                                                            AS OF JULY 1, 1995
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                        ----------  --------------
BALANCE SHEET DATA:
  Working capital.....................................................................  $   54,539   $    107,489
  Net land, buildings and equipment...................................................      49,963         49,963
  Long-term debt and capital lease obligations (less current portion).................       1,895          1,895
  Stockholders' equity................................................................     101,548        154,498
  Total assets........................................................................     171,177        224,127

------------------------

(1) Based on shares outstanding as of July 1, 1995 and the 1,750,000 shares to be offered by the Company. Does not include options outstanding at July 1, 1995 to purchase 1,140,234 shares under the 1993 Stock Incentive Plan at a weighted average exercise price of $6.31 per share. Also does not include an additional 275,000 shares of Common Stock reserved for future option grants under the Company's 1993 Stock Incentive Plan.

(2) Adjusted to give effect to the receipt of the net proceeds from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $32.00 per share, and after deducting the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                 --------------

    EXCEPT AS SET FORTH IN THE FINANCIAL STATEMENTS INCORPORATED BY REFERENCE HEREIN OR OTHERWISE NOTED HEREIN, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, AND ALL SHARE AND PER SHARE DATA HAVE BEEN ADJUSTED TO REFLECT THE THREE-FOR-TWO STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND ON MAY 19, 1995.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

    POTENTIAL FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. These factors include the volume and timing of orders received, changes in the mix of products sold, market acceptance of the Company's and its customers' products, competitive pricing pressures, fluctuations in foreign currency exchange rates, the Company's ability to meet increasing demand, the Company's ability to introduce new products on a timely basis, the timing of new product introductions by the Company or its competitors, the timing and extent of research and development expenses, fluctuations in manufacturing yields, semiconductor industry cycles, the Company's access to advanced process technologies, and the timing and extent of process development costs.
Historically, average selling prices in the semiconductor industry have decreased over the life of particular products. If the Company is unable to introduce new products with higher average selling prices or is unable to reduce manufacturing costs to offset decreases in the prices of its existing products, the Company's operating results will be adversely affected. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. As a result of the foregoing or other factors, there can be no assurance that the Company will not experience material adverse fluctuations in future operating results on a quarterly or annual basis. Although the Company's profits have increased on an annual basis since 1991, there can be no assurance that the Company will be able to maintain or increase its level of profitability in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON NEW PRODUCTS. The Company's success depends upon its ability to develop new analog and mixed signal products for existing and new markets, to introduce such products in a timely manner and to have such products gain market acceptance. The development of new products is highly complex, and from time to time the Company has experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors, including proper new product definition, timely completion of design and testing of new products, achievement of acceptable manufacturing yields, and market acceptance of the Company's and its customers' products. Moreover, successful product design and development is dependent on the Company's ability to attract, retain and motivate qualified analog design engineers, of which there is a limited number. There can be no assurance that the Company will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Due to the complexity and variety of products manufactured by the Company, the limited number of analog circuit designers and the limited effectiveness of computer-aided design systems in the design of analog circuits, there can be no assurance that the Company will be able to successfully develop and introduce new products on a timely basis. Although the Company seeks to design products that have the potential to become broadly accepted for high volume applications, there can be no assurance that any products introduced by the Company will achieve such market success. The Company's failure to develop and introduce new products successfully could materially and adversely affect its business and operating results. The Company has targeted new markets in which it has relatively little experience, including the market niches for wireless applications for the communications industry, power management applications for the computing industry, and CD-ROM and PC sound applications for the digital audio industry. There can be no assurance that the Company's products will adequately meet the requirements of such new markets, or that the Company's products will achieve market acceptance.

    MANUFACTURING RISKS. The fabrication of integrated circuits is a highly complex and precise process. Minute impurities, contaminants in the manufacturing environment, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, manufacturing equipment failures, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. In addition, yields are impacted by defects caused during laser trimming, which is a difficult process to manage. Manufacturing yields are also impacted by die handling and assembly and test procedures. A large portion of the Company's manufacturing costs are relatively fixed and, consequently, the number of shippable die per wafer for a given product is critical to the Company's results of operations. To the extent the

Company does not achieve acceptable manufacturing yields or experiences product shipment delays, its financial condition and results of operations would be materially and adversely affected. As is typical in the semiconductor industry, the Company has from time to time experienced lower than expected production yields, which have delayed product shipments and adversely affected gross margins. As the Company continues to increase its manufacturing output and its use of third party foundries, there can be no assurance that the Company will not experience a decrease in manufacturing yields. Moreover, there can be no assurance that the Company will be able to maintain acceptable manufacturing yields in the future.

    To meet  anticipated  future  demand  and to  utilize  a  broader  range  of fabrication processes, the Company intends to increase its manufacturing capacity. Failure to do so could result in a loss of customers, which could materially and adversely affect the Company's financial condition or results of operations. However, given the complexity and expense of designing and constructing a significant expansion of a semiconductor fabrication plant, during the construction of the additions the Company's manufacturing yields could be materially and adversely impacted. Moreover, there can be no assurance that the Company will be able to achieve the goals of the expansion, that the expansion will be completed in a timely manner, or that, when completed, the Company's expanded fabrication facility will be capable of producing wafers of a comparable manufacturing yield and quality as those currently produced by the Company.


    The Company satisfies the majority of its wafer processing requirements (approximately 65% in 1994) through its own wafer fabrication facility in Tucson. Given the complex nature of the Company's products, it would be difficult for the Company to arrange for independent manufacturing facilities to supply all such products. Any prolonged inability to utilize the Company's manufacturing facility as a result of fire, natural disaster or otherwise would have a material adverse effect on the Company's financial condition and results of operations. As has occurred from time to time in the past, during periods of decreased demand, high fixed wafer fabrication costs can result in decreased gross margins and thereby materially and adversely affect the Company's financial condition or results of operations. Furthermore, the Company is dependent on a number of foundries for certain of its manufacturing processes not available internally. The failure of any of these foundries to perform these processes on a timely basis could result in manufacturing delays, which could materially and adversely affect the Company's results of operations.


    RISKS OF INTERNATIONAL SALES. Sales to Japan, Europe and other international markets in 1992, 1993, 1994 and the six-month period ended July 1, 1995 accounted for approximately 61%, 64%, 62% and 66%, respectively, of the Company's net sales. The Company expects that international sales will continue to represent a majority of net sales. The Company desires to continue to expand its operations outside of the United States and to enter additional international markets, which will require significant management attention and financial resources and subject the Company further to the risks of operating internationally. These risks include unexpected changes in regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, and the burdens of complying with a variety of foreign laws. The Company is also subject to general geopolitical risks in connection with its international operations, such as political and economic instability and changes in diplomatic and trade relationships. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions will be imposed by the United States, Japan, Taiwan or other countries upon the import or export of the Company's products in the future, or what effect any such actions would have on its business, financial condition or results of operations. In addition, because most of the Company's international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's operating results. In particular, the Company's recent operating results have been favorably impacted by fluctuations in foreign currency exchange rates. Although the Company typically enters into hedging transactions when products are shipped in order to reduce exposure to currency rate fluctuations, there can be no assurance that such hedging transactions will reduce exposure to currency rate fluctuations or that fluctuations in currency exchange rates in the future will not have an adverse impact on the Company's results of operations. Furthermore, fluctuations in currency exchange rates may negatively impact the Company's ability to compete in terms of price against products denominated in local currencies. In addition, there can be no assurance that regulatory, geopolitical and other factors will not adversely impact the Company's operations in the future or require the Company to modify its current business practices.

    COMPETITION. The semiconductor industry is intensely competitive and is characterized by price erosion, declining gross margins, rapid technological change, product obsolescence and heightened international competition in many markets. The Company's competitors include Analog Devices, Inc., Linear Technology Corp., Maxim Integrated Products Inc. and, in some segments, National Semiconductor Corporation, Harris Corp., Motorola Inc., Texas Instruments Inc., Cirrus Logic Inc., Signal Processing Technologies, Sipex Corp., Unitrode Corp., Asahi Kasei Micro, Sony Electronics Inc., Hitachi America Ltd., Matsushita Electric Corp. of America, Mitsubishi Corp. and Philips Semiconductors. Many of these competitors have substantially greater financial, technical, marketing, distribution and other resources, broader product lines and longer standing relationships with customers than the Company. The Company's competitors also include emerging companies attempting to sell products to specialized markets such as those addressed by the Company. In the event of a downturn in the market for analog circuits, companies that have broader product lines and longer standing customer relationships may be in a stronger competitive position than the Company. Competitors with greater financial resources or broader product lines also may have more resources than the Company to engage in sustained price reductions in the Company's primary markets to gain market share. As is typical in the semiconductor industry, competitors of the Company have developed and marketed products having similar or identical design and functionality as the Company's products, and the Company expects that this will continue in the future. To the extent the Company's products do not achieve performance, size or other advantages over products offered by competitors, the Company is likely to experience greater price competition with respect to such products.

    The Company believes that its ability to compete successfully depends on a number of factors both within and outside of its control, including price, product quality, performance, success in developing and timing of introduction of new products, adequate wafer fabrication capacity and sources of raw materials, efficiency of production, timing of new product introductions by competitors, protection of Company products by effective utilization of intellectual property laws, and general market and economic conditions. There can be no assurance that the Company will be able to compete successfully in the future.

    TECHNOLOGICAL   CHANGE.    The  markets   for  the  Company's  products  are
characterized by rapid technological change and frequent new product introductions. To remain competitive, the Company must develop or obtain access to new semiconductor design and process technologies to reduce die size, increase die performance and functional complexity and improve manufacturing yields. Semiconductor design and process methodologies are subject to rapid technological change, requiring large expenditures for research and development. If the Company is unable to develop or obtain access to advanced wafer processing technologies as they become needed, or is unable to define, design, develop and introduce competitive new products on a timely basis, its future operating results will be materially and adversely affected. In addition, the Company's ability to compete successfully depends on being able to use advanced analog process technologies to manufacture its products. There can be no assurance that the analog process technologies utilized by the Company will not become obsolete.

    SEMICONDUCTOR INDUSTRY. The semiconductor industry has historically been cyclical and subject to significant economic downturns at various times, and has been characterized from time to time by diminished product demand, accelerated erosion of average selling prices and overcapacity. In addition, the end-markets for systems that incorporate the Company's products are characterized by rapidly changing technology and evolving industry standards. Although the semiconductor industry in recent periods has experienced increased demand and production capacity constraints, it is uncertain how long these conditions will continue. The Company also may experience substantial period-to-period fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions or other factors. The Company, like other semiconductor manufacturers with fabrication facilities, has high fixed costs for its manufacturing facilities and believes that its operating results may be adversely affected by an industry-wide downturn in the demand for semiconductors. Such downturns may coincide with a recession in the U.S. economy and slower growth in various electronics industries using semiconductors, including market segments in which the Company is engaged at the time.

    DEPENDENCE ON KEY EMPLOYEES; NEED TO HIRE AND RETAIN PERSONNEL. The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The loss of the services of one or more of the Company's officers or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. While many of the

Company's current employees have many years of service with the Company, there can be no assurance that the Company will be able to retain its existing personnel. If the Company is unable to retain and hire additional personnel, the Company's business and results of operations could be materially and adversely affected. The future success of the Company is dependent, in part, on its ability to attract, assimilate and retain additional, including certain key, personnel. The Company will continue to need a substantial number of personnel, including those with specialized skills, to commercialize its products and expand all areas of its business in order to continue to grow. The Company intends to hire a significant number of additional personnel in 1995 and beyond. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified personnel.

    DEPENDENCE ON KEY SUPPLIERS. The Company has integrated circuit assembly operations in Tucson and Scotland. In addition, much of the assembly demand is met by using contract assembly companies located in the United States, Japan, Taiwan, Malaysia, Korea and the Philippines. In the event that any of the Company's contract assembly companies were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to the Company, the Company's operating results would be adversely affected until alternate contract assembly companies, if any, became available. The principal raw materials used by the Company in the manufacture of its monolithic integrated circuits are silicon wafers, chemicals and gases used in processing wafers, gold wire and ceramic, metal and epoxy packages that enclose the chip and provide the external connections for the circuit. Silicon wafers and other raw materials may be obtained from several suppliers. From time to time, particularly during periods of increased industry-wide demand, silicon wafers and other materials have been in short supply. A prolonged inability to obtain silicon wafers or any other raw materials could have a material adverse impact on the Company's business.


    PATENTS AND INTELLECTUAL PROPERTY. The Company's success depends in part on its ability to obtain patents and licenses and to preserve other intellectual property rights covering its manufacturing processes, products and development and testing tools. The Company seeks patent protection for those inventions and technologies for which it believes such protection is suitable and is likely to provide a competitive advantage to the Company. The Company currently holds 101 United States patents on semiconductor devices and methods with various expiration dates, some as early as 1995. The Company has applications for 6 United States patents currently pending. The Company also holds 22 foreign patents and has 33 foreign patent applications pending. The process of seeking patent protection can be long and expensive and there can be no assurance that its current patents or any new patents that may be issued will be of sufficient scope or strength to provide any meaningful protection or any commercial advantage to the Company. The Company may in the future be subject to or initiate interference proceedings in the United States Patent and Trademark office, which can demand significant financial and management resources.


    The Company regards elements of its manufacturing process, product design and equipment as proprietary and seeks to protect its proprietary rights through a combination of employee and third party non-disclosure agreements, internal procedures and patent protection. Notwithstanding the Company's attempts to protect its proprietary rights, the Company believes that its future success will depend primarily upon the technical expertise, creative skills and management abilities of its officers and key employees rather than on patent and copyright ownership. The Company also relies substantially on trade secrets and proprietary technology to protect technology and manufacturing know-how, and works actively to foster continuing technological innovation to maintain and protect its competitive position. There can be no assurance that the Company's competitors will not independently develop or patent substantially equivalent or superior technologies.

    The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The Company is currently a plaintiff in certain litigation regarding improper use of the Company's proprietary information. A counter-claim has been filed against the Company in connection with such litigation. In addition, the Company has been sued for patent infringement by a competitor. While the claimed infringement relates to products that account for an immaterial level of its net sales and the Company believes it has meritorious defenses to these claims and the counter-claim, patent litigation is inherently uncertain and there can be no assurance that these matters or future intellectual property litigation will not have a material adverse impact on the Company's business.

    As is typical in the semiconductor industry, the Company has from time to time received, and may in the future receive, communications from third parties asserting patents, maskwork rights, or copyrights on certain of the Company's products and technologies. In the event a third party were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, the Company's operating results could be materially and adversely affected. Litigation, which could result in substantial cost to the Company and diversion of its resources, may also be necessary to enforce patents or other intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others. The failure to obtain necessary licenses or the occurrence of litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on the Company's business and operating results. There can be no assurance that the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation or that others will not develop competitive technologies or products.

    ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS. Federal, state and local regulations impose various controls on the storage, handling, discharge and disposal of chemicals and gases used in the Company's manufacturing process and on the facility leased by the Company. The Company believes that its activities conform to present governmental regulations applicable to its operations and its current facilities, including those related to environmental, land use, public utility utilization and fire code matters. Increasing public attention has, however, been focused on the environmental impact of semiconductor operations and the risk to neighbors of chemical releases from such operations. There can be no assurance that future governmental regulations will not impose the need for additional capital equipment or other process requirements upon the Company or restrict the Company's ability to expand its operations. The adoption of future regulations or any failure by the Company to comply with applicable existing environmental and land use regulations or to restrict the discharge of hazardous substances could subject the Company to future liability and could cause its manufacturing operations to be curtailed or suspended.

    The Company is a named party in a toxic tort case filed in Pima County Superior Court on January 13, 1992. The Company attempted informal negotiations with the plaintiffs for dismissal that were ultimately unsuccessful. On September 29, 1993, the Company then answered and denied liability for the nuisance, trespass, negligence, strict liability, and other alleged torts. The Company is named in three other toxic tort cases filed in U.S. District Court on September 20, 1991, August 7, 1992, and January 9, 1995, respectively, which are consolidations of individual lawsuits that sought damages for contaminating ground water which was then pumped from public wells and consumed. Injuries are alleged to have resulted from drinking the contaminated water and one suit is asking for future medical monitoring. Third party complaints were filed by the original defendant against five companies including Burr-Brown on September 30, 1993, March 7, 1994, and February 16, 1995. The complaints seek to have the other five companies share in whatever damages are imposed. The original defendant/third party claimant and the Company have filed joint motions for dismissal of all claims against Burr-Brown without prejudice on the three cases filed in U.S. District Court, and are awaiting approval of the court.

    After undertaking extensive hydrological investigations and consultation with independent environmental consultants, the Company believes it did not contribute to the alleged contamination and, therefore, is of the opinion that the disposition of the claims in the four toxic tort cases described above will not result in any material change in the Company's financial condition, results of operations or liquidity. However, environmental litigation is inherently uncertain, and there can be no assurance as to the ultimate outcome of these claims.


    CONTROL BY OFFICERS, DIRECTORS AND AFFILIATED ENTITIES. Upon completion of this offering, Thomas R. Brown, Jr. and the Company's other directors, executive officers and entities affiliated with such directors as a group will beneficially own approximately 32.9% and 2.5%, respectively, of the issued and outstanding shares of the Company's Common Stock. Accordingly, such stockholders will have sufficient voting power to control the outcome of matters (including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval and may be deemed to have effective control over the affairs and management of the Company. This controlling interest in the Company may also have the effect of making certain transactions more difficult or impossible, absent the support of such stockholders. Such transactions could include a proxy contest, mergers involving the Company, tender offers and open market purchase programs involving Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock.

    STOCK PRICE VOLATILITY. The trading price of the Company's Common Stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the semiconductor and electronic components industries, changes in earnings estimates or recommendations by analysts, or other events or factors. In future quarters, if the Company's financial performance falls below the performance predicted by securities analysts, the Company's stock price could decline. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

    EFFECT OF ANTI-TAKEOVER PROVISIONS. The Company has taken a number of actions that could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a stockholder rights plan that would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The stockholder rights plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. In addition, the Company's Certificate of Incorporation grants the Board of Directors the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult or less attractive for a third party to acquire a majority of the outstanding voting stock of the Company. Such Preferred Stock may also have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company's Certificate of Incorporation also contains a "fair price" provision that requires the approval of the holders of 90% of the Company's outstanding voting shares as a condition to a merger or other "business combination" involving the Company and any "related person," unless the transaction is either approved by at least a two-thirds vote of disinterested directors or certain minimum price and procedural requirements are met. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company.

                                  THE COMPANY

    Burr-Brown Corporation ("Burr-Brown" or the "Company") was incorporated in Arizona in May 1956 as "Burr-Brown Research Corporation" and was reincorporated in Delaware in January 1983 as "Burr-Brown Corporation." The Company's executive offices are located at 6730 South Tucson Boulevard, Tucson, Arizona 85706, and the Company's telephone number is (520) 746-1111.


    The name "Burr-Brown" and the logo are registered trademarks of the Company in the United States. "Intelligent Instrumentation Inc." and "Power Convertibles Corporation" are registered trademarks of such corporations. Trademarks of corporations other than the Company are also referred to in this Prospectus.


                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $32.00 per share are estimated to be $52,950,000 ($60,930,000 if the Underwriters' over-allotment option is exercised in full).

    The Company intends to use the net proceeds for capital expenditures for the expansion of manufacturing capacity and general corporate purposes, including working capital. The Company anticipates that its capital expenditures in 1995 and 1996 will aggregate approximately $80 million. Proceeds may also be used to acquire companies, products or technologies that complement the Company's business should such opportunities arise. No specific acquisitions are being planned or negotiated as of the date of this Prospectus. Pending such uses, the net proceeds will be temporarily invested in short-term obligations such as certificates of deposit issued by banks, government obligations and money market securities.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol BBRC. The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock, as adjusted to reflect the three-for-two stock split effected on May 19, 1995.

                                                                                         HIGH        LOW
                                                                                       ---------  ---------
1993
  1st Quarter........................................................................  $    5.50  $    3.83
  2nd Quarter........................................................................       5.25       4.33
  3rd Quarter........................................................................       6.50       4.42
  4th Quarter........................................................................       4.67       3.67
1994
  1st Quarter........................................................................       4.92       3.83
  2nd Quarter........................................................................       6.58       4.17
  3rd Quarter........................................................................       7.50       5.17
  4th Quarter........................................................................      10.33       6.58
1995
  1st Quarter........................................................................      12.08       6.67
  2nd Quarter........................................................................      27.50      11.00
  3rd Quarter (through August 16, 1995)..............................................      37.50      24.75

    On August 16, 1995, the last reported sale price for the Common Stock on the Nasdaq National Market was $32.00 per share. As of July 1, 1995, there were approximately 3,640 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all cash for use in the operation and expansion of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth on an unaudited basis the consolidated capitalization of the Company as of July 1, 1995, and as adjusted to give effect to the issuance and sale by the Company of the 1,750,000 shares of Common Stock offered hereby assuming a public offering price of $32.00 per share, and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's unaudited consolidated condensed quarterly financial statements (and notes thereto) as of July 1, 1995, incorporated elsewhere herein by reference.

                                                                                      AS OF JULY 1, 1995
                                                                              -----------------------------------
                                                                                   ACTUAL          AS ADJUSTED
                                                                              ----------------  -----------------
                                                                                        (IN THOUSANDS)
Long-term debt, less current portion........................................     $    1,895        $     1,895
Stockholders' equity (1)(2):
  Preferred Stock, $.01 par value 2,000,000 shares authorized, none issued
   and outstanding..........................................................              -                  -
  Common Stock, $.01 par value 20,000,000 shares authorized, 14,423,696 shares issued and outstanding, 16,173,696 shares issued and outstanding
   as adjusted..............................................................            147                165
  Additional paid-in capital................................................         27,099             80,031
  Retained earnings.........................................................         70,340             70,340
  Accumulated translation adjustment........................................          5,543              5,543
  Treasury stock............................................................         (1,581)            (1,581)
                                                                                   --------           --------
    Total stockholders' equity..............................................        101,548            154,498
                                                                                   --------           --------
      Total capitalization..................................................     $  103,443        $   156,393
                                                                                   --------           --------
                                                                                   --------           --------

------------------------

(1) Based on shares outstanding as of July 1, 1995 and the 1,750,000 shares to be offered by the Company. Does not include options outstanding at July 1, 1995 to purchase 1,140,234 shares under the 1993 Stock Incentive Plan at a weighted average exercise price of $6.31 per share. Also does not include an additional 275,000 shares of Common Stock reserved for future option grants under the Company's 1993 Stock Incentive Plan.

(2) Does not give effect to the proposed amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock from 20,000,000 to 40,000,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below as of December 31, 1993 and 1994 and for each of the years in the three year period ended December 31, 1994 have been derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors, which financial statements are incorporated by reference herein. The selected consolidated balance sheet data as of December 31, 1992 have been derived from audited consolidated financial statements of the Company which are not incorporated by reference herein. The selected consolidated financial data presented below as of July 1, 1995, and for the six month periods ended July 2, 1994 and July 1, 1995 have been derived from unaudited consolidated financial statements of the Company which financial statements are also incorporated by reference herein. In the opinion of the Company's management, such unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. The following consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                           SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,          ------------------------
                                              ---------------------------------------    JULY 2,      JULY 1,
                                                  1992          1993         1994         1994         1995
                                              -------------  -----------  -----------  -----------  -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................................   $   162,949    $ 168,577    $ 194,196    $  94,962    $ 129,141
  Cost of sales.............................        86,557       86,975      106,242       49,278       67,157
                                              -------------  -----------  -----------  -----------  -----------
    Gross profit............................        76,392       81,602       87,954       45,684       61,984
  Operating expenses:
    Product development.....................        18,136       19,752       21,851       10,512       12,749
    Selling, general and administrative.....        51,272       54,065       55,576       28,039       32,378
                                              -------------  -----------  -----------  -----------  -----------
      Total operating expenses..............        69,408       73,817       77,427       38,551       45,127
                                              -------------  -----------  -----------  -----------  -----------
  Operating income..........................         6,984        7,785       10,527        7,133       16,857
  Other expense:
    Interest expense........................        (3,825)      (2,338)      (1,725)      (1,043)        (598)
    Other, net..............................        (1,439)        (900)        (511)        (646)        (502)
                                              -------------  -----------  -----------  -----------  -----------
    Other expense...........................        (5,264)      (3,238)      (2,236)      (1,689)      (1,100)
                                              -------------  -----------  -----------  -----------  -----------
  Income before taxes.......................         1,720        4,547        8,291        5,444       15,757
  Provision for income taxes................           722        1,730        1,826        1,743        4,255
                                              -------------  -----------  -----------  -----------  -----------
  Net income................................   $       998    $   2,817    $   6,465    $   3,701    $  11,502
                                              -------------  -----------  -----------  -----------  -----------
                                              -------------  -----------  -----------  -----------  -----------
  Net income per share (1)..................   $      0.07    $    0.20    $    0.45    $    0.26    $    0.76
                                              -------------  -----------  -----------  -----------  -----------
                                              -------------  -----------  -----------  -----------  -----------
  Shares used in per share
   calculation (1)..........................        14,390       14,376       14,498       14,355       15,071
                                              -------------  -----------  -----------  -----------  -----------
                                              -------------  -----------  -----------  -----------  -----------


                                                        AS OF DECEMBER 31,                             AS OF
                                              ---------------------------------------                 JULY 1,
                                                  1992          1993         1994                      1995
                                              -------------  -----------  -----------               -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................   $    47,705    $  49,456    $  45,623                 $  54,539
  Net land, buildings and equipment.........        45,665       42,427       45,896                    49,963
  Long-term debt and capital lease
   obligations (less current portion).......        11,718        8,802        1,839                     1,895
  Stockholders' equity......................        77,443       79,551       87,622                   101,548
  Total assets..............................   $   136,407    $ 142,062    $ 143,008                 $ 171,177

------------------------
(1)  Adjusted to reflect the three-for-two stock split effected on May 19, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K incorporated herein by reference for a discussion covering a comparison of the Company's 1992, 1993 and 1994 results of operations. Reference is made to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 1995 incorporated herein by reference for a discussion covering a comparison of the Company's results of operations for the six-month periods ended July 2, 1994 and July 1, 1995. See "Incorporation of Certain Documents by Reference."

QUARTERLY RESULTS OF OPERATIONS

    The following tables present unaudited quarterly financial information for the four quarters of 1994 and the first two quarters of 1995. All share and per share data have been adjusted to reflect the three-for-two stock split effected on May 19, 1995. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited financial statements incorporated herein by reference and includes all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period. The Company anticipates that results will fluctuate on a quarterly basis depending on a number of factors. See "Risk Factors--Potential Fluctuations in Operating Results."

                                                                           QUARTER ENDED
                                                  ----------------------------------------------------------------
                                                  APRIL 2,    JULY 2,    OCT. 1,   DEC. 31,   APRIL 1,    JULY 1,
                                                    1994       1994       1994       1994       1995       1995
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.....................................  $  47,355  $  47,607  $  49,217  $  50,017  $  59,547  $  69,594
  Cost of sales.................................     24,481     24,797     28,040     28,924     31,361     35,796
                                                  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit................................     22,874     22,810     21,177     21,093     28,186     33,798
  Operating expenses:
    Product development.........................      4,929      5,583      5,386      5,953      5,828      6,921
    Selling, general and administrative.........     14,581     13,458     13,464     14,073     15,567     16,811
                                                  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses..................     19,510     19,041     18,850     20,026     21,395     23,732
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income..............................      3,364      3,769      2,327      1,067      6,791     10,066
  Other expense.................................       (809)      (880)      (264)      (283)      (411)      (689)
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Income before taxes...........................      2,555      2,889      2,063        784      6,380      9,377
  Provision for income taxes....................        818        925        359       (276)     1,723      2,532
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Net income....................................  $   1,737  $   1,964  $   1,704  $   1,060  $   4,657  $   6,845
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per share..........................  $    0.12  $    0.14  $    0.12  $    0.07  $    0.31  $    0.45
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in per share calculation..........     14,303     14,436     14,522     14,775     14,805     15,212
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------

    The following table sets forth for the period indicated certain financial data as a percentage of net sales and year-over-year sales growth:

                                                                                  QUARTER ENDED
                                                      ----------------------------------------------------------------------
                                                       APRIL 2,    JULY 2,     OCT. 1,     DEC. 31,    APRIL 1,    JULY 1,
                                                         1994        1994        1994        1994        1995        1995
                                                      ----------  ----------  ----------  ----------  ----------  ----------
Net sales...........................................      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Gross margin........................................       48.3        47.9        43.0        42.2        47.3        48.6
Operating expenses:
  Product development...............................       10.4        11.7        10.9        11.9         9.8         9.9
  Selling, general and administrative...............       30.8        28.3        27.4        28.1        26.1        24.2
    Total operating expenses........................       41.2        40.0        38.3        40.0        35.9        34.1
Operating income....................................        7.1         7.9         4.7         2.1        11.4        14.5
Net income..........................................        3.7%        4.1%        3.5%        2.1%        7.8%        9.8%
Year-over-year sales growth.........................       12.0%       12.1%       14.6%       22.4%       25.7%       46.2%


    NET SALES. Net sales increased over the past six quarters from $47.4 million in the first quarter of 1994 to $69.6 million in the second quarter of 1995. This increase, which primarily occurred in the first two quarters of 1995, reflects continued sales of the Company's products into the test and instrumentation market and the industrial and process control market, and increased sales into the higher growth communications, computing and digital audio markets. In addition, sales of the Company's products in Japan and Europe increased as a percentage of total sales over these periods. The increase in the Company's net sales also reflects the performance of the overall semiconductor industry, a favorable pricing environment for the Company's products, and the favorable impact of changes in foreign currency exchange rates, particularly for the Japanese yen and the German mark. Although unit volumes generally increased throughout the four quarters of 1994, average selling prices declined over the period, primarily due to changes in product mix, contributing to the relatively slow sequential growth in 1994. Sales growth accelerated in the first half of 1995 due to accelerated unit volumes and modestly increased average selling prices.


    GROSS PROFIT. The Company's gross margins decreased from 48.3% in the first quarter of 1994 to 42.2% in the fourth quarter of 1994. Gross margins subsequently increased to 47.3% and 48.6% in the first and second quarters of 1995, respectively. The decreased gross margins in the second half of 1994 reflect, in part, the Company's efforts to manage its inventory levels while continuing to increase its net sales. These inventory management efforts reduced assembly and test manufacture cycle times, which caused an overall reduction in work in process and finished goods inventories. The combined effect of these inventory management practices allowed the Company to increase net sales over the remainder of 1994 while decreasing manufacturing volumes during this period. As a result, the Company's fixed manufacturing costs were allocated against a relatively smaller amount of manufactured goods in the third and fourth quarters of 1994, resulting in lower gross margins during those periods. The Company's gross margins have returned to the levels of the first half of 1994 as manufacturing volumes have increased to meet increasing net sales.

    PRODUCT DEVELOPMENT. Product development expenses increased from $4.9 million to $6.9 million over the past six quarters while fluctuating between approximately 10% and 12% of net sales over the period. The Company's long-term strategy is to increase this spending level, both in absolute dollars and as a percentage of net sales. During the first half of 1995, the Company established a separate technology development department focused on process development in order to assist in this critical area.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense remained relatively constant between $13.5 million and $14.6 million in 1994, while increasing to $15.6 million and $16.8 million in the first and second quarters of 1995, respectively. As a percentage of net sales, these expense items have generally decreased from 30.8% in the first quarter of 1994 to 24.2% in the second quarter of 1995, largely reflecting the increase in net sales. Part of the percentage decrease in the first half of 1995 reflects a consolidation of marketing resources in Europe and an overall increase in the percentage of sales made through independent distributors rather than direct sales.

    NET INCOME. Net income has ranged between 2.1% and 9.8% of net sales over the past six quarters, generally reflecting the combined effect of the above-described variables. The tax rates over this period have been favorably impacted by the expected utilization of net operating loss and tax credit carryforwards as well as a greater increase in United States profits than the increase in profits from foreign operations, which have higher income tax rates than the United States.

                                    BUSINESS

    Burr-Brown is a leader in the design, development, manufacture and sale of high performance analog and mixed signal integrated circuits. The Company's products are used in a variety of electronic systems for communications, computing, industrial process control, test and instrumentation, digital audio and imaging. The Company offers over 1,000 high performance products that perform signal processing functions such as the conditioning, amplification and filtering of analog signals, and mixed signal functions such as analog-to-digital and digital-to-analog conversion. Within its targeted markets, Burr-Brown emphasizes high performance applications where its products are critical elements of complex systems.

INDUSTRY BACKGROUND

    Integrated circuits may be divided into three categories--analog, digital and mixed signal. Digital circuits, which include memory devices and microprocessors, use many repetitive circuit elements that can each represent the two values ("1" and "0") required by the binary number system that serves as a basis for most computation. Analog circuits, on the other hand, are capable of representing infinite numbers of values, with an output signal based on a continuously varying input signal. These input signals typically represent "real world" phenomena such as temperature, pressure, position, frequency, sound and speed. Mixed signal circuits are circuits that employ both analog and digital signal processing techniques. Analog and mixed signal circuits are used in most electronic systems, with major markets for such circuits including computing, telecommunications and data communications, test and measurement, medical instrumentation, industrial process control, manufacturing automation, digital audio and automotive electronics. Typical analog circuits include signal amplifiers, instrumentation amplifiers, current transmitters, regulators, analog multipliers and isolation amplifiers. Typical mixed signal circuits include analog-to-digital and digital-to-analog converters. Recently, the rapid growth of the high speed and wireless communications, multimedia and portable computing, and digital audio markets have created important new growth opportunities for high performance analog and mixed signal products. Industry sources estimate that analog and mixed signal circuits will account for 14% of the projected $125 billion market for semiconductors in 1995.

    The market for, and design and production of, analog circuits differ from the market for, and design and production of, digital circuits in several important ways. In general, the market for analog circuits is more diverse than for digital circuits, with each application requiring different operating specifications for resolution, processing linearity, speed, power and amplitude capability. As a result, analog circuits generally have relatively smaller volume requirements per device. The markets for analog circuits are generally fragmented, and competition within those markets tends to depend less upon price and more upon performance, functionality, quality and reliability. Analog circuits designed for specific applications are often characterized by longer life cycles and more stable pricing compared to typical digital circuits. Computer-aided design and engineering tools, which have proliferated and enhanced the design effort for digital integrated circuits, are less effective for analog devices. Accordingly, analog circuit design has traditionally been highly dependent on the skills and experience of individual design engineers. Also, in contrast to digital circuits, the performance of analog circuits is more dependent on circuit design, circuit layout and the matching of circuit elements than on advanced capabilities in submicron manufacturing processes. Consequently, the production of high performance analog circuits typically requires less capital investment than the production of highly integrated digital circuits. Because analog circuits are found in most electronic systems, the growth in the use of digital systems across a broad range of applications has in turn fueled a growth in the demand for analog integrated circuits.

STRATEGY

    Burr-Brown is currently well positioned as a leading supplier of precision high performance analog and mixed signal integrated circuits to the communications, computing, industrial process control, test and instrumentation, digital audio and imaging markets. The Company maintains a strong presence in the industrial process control, and test and instrumentation markets, where it has long established relationships with a broad, diverse customer base. Burr-Brown also serves the communications, computing, digital audio and imaging markets by offering high performance standard products that can be used as precision building blocks across many applications. The Company believes it can further strengthen its presence in these markets by providing application specific standard products (ASSPs) that are developed to address the unique requirements of fast growing emerging applications. Beginning in 1994, Burr-Brown's new management team developed a plan to enhance the Company's growth and profitability by employing the following strategies:


    STRENGTHEN LEADERSHIP IN THE COMPANY'S TRADITIONAL MARKETS. Burr-Brown is a leading supplier of precision high performance analog and mixed signal integrated circuits to a variety of markets, including the industrial process control, and test and instrumentation markets, and offers over 1,000 high performance products to a diverse base of over 25,000 customers worldwide. In these markets, the Company has maintained long-term relationships with major customers and typically serves as the sole supplier of proprietary products. The Company intends to enhance its leadership position and expand its market share in the design, manufacture and marketing of these products by offering optimized standard products along with targeted high volume application-specific standard products. The Company believes that its established reputation and strong customer relationships will continue to facilitate entry into key new applications which include smart sensors and AC motor control.


    TARGET HIGH GROWTH MARKETS. The Company is expanding its presence in certain high growth segments of the communications, computing, digital audio and imaging markets in which it can capitalize on its expertise in designing and manufacturing precision analog and mixed signal integrated circuits. The Company seeks to increase its presence in these markets by leveraging its existing core competencies and understanding of customer needs into key market niches such as wireless basestations and High bit rate Digital Subscriber Line ("HDSL") for the communications market; and power management, CD-ROM, PC-sound and imaging applications for the computing market. Within its targeted markets, Burr-Brown emphasizes high performance applications where its products are critical elements of complex systems.


    ACCELERATE NEW PRODUCT DEVELOPMENT. To capitalize on the growth opportunities in its targeted markets, the Company seeks to expand its product offerings while reducing the time required to bring new products to market. Since the beginning of 1994, the Company has introduced over 90 new high performance products, including a family of low power, high resolution analog-to-digital converters for a broad range of applications; a group of high speed operational amplifiers delivering low noise and low distortion necessary for applications in video signal processing and high speed communications; a portfolio of high precision instrumentation amplifiers that offer leading edge performance for applications in process control, and test and measurement; and several PCM digital-to-analog converters well-suited for multimedia, CD-ROMs, cable TV set-top boxes, video phones and other high performance digital audio applications.


    LEVERAGE WORLDWIDE SALES AND DISTRIBUTION NETWORK. The Company sells its products in major markets worldwide through an approximately 75 person direct sales force, 40 manufacturers' representatives and 20 distributors. The Company has recently reorganized its worldwide sales and distribution network by focusing its direct sales force on large corporate customers while directing its distributors to service the Company's broad base of smaller customers. The Company believes this organizational realignment will increase the efficiency of its selling efforts. In particular, the direct sales force and field application engineers are focused on new design-ins to enhance the Company's long-term revenue stream.

    IMPROVE COST CONTROLS. The Company is implementing an organization-wide cost reduction program to increase product margins and profitability. The Company seeks to improve manufacturing yields, reduce cycle times and increase direct labor productivity, thereby increasing manufacturing output and gaining additional operating leverage from fixed manufacturing costs. The Company is making significant investments in more advanced wafer fabrication and test equipment to support these efforts. Additionally, the Company is migrating labor-intensive assembly and test operations from higher cost domestic and Japanese facilities to more cost-effective Southeast Asian locations. Expense growth is being constrained within the sales, marketing, and general and administrative areas to improve operating margins as sales increase. As part of this initiative, the Company is working to improve its infrastructure by investing in a fully integrated management information system that will tie together sales and distribution, finance and materials management, production planning, and shop floor control functions. The Company believes that, once completely implemented, the system will facilitate further cost reductions and create improved organizational efficiencies.

    EMPLOY INTERNAL AND EXTERNAL MANUFACTURING. The Company believes that employing both internal and external manufacturing capacity improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market. The Company satisfies the majority of its wafer processing requirements (approximately 65% in 1994) through its own wafer fabrication facility in Tucson, Arizona and augments internal manufacturing capacity with the foundry services of third party wafer subcontractors for processes not available internally. These third party processes include CMOS, BiCMOS and other bipolar processes. Because the semiconductor industry is currently facing capacity constraints in wafer manufacturing and the availability of third party foundries has diminished significantly, the Company plans to expand significantly and upgrade its Tucson wafer fabrication facility while simultaneously continuing to use third party foundries for the manufacture of certain products.


    There   can  be  no  assurance  that   the  Company's  strategies,  even  if
successfully implemented, will reduce the risks associated with the Company's business. See "Risk Factors."

PRODUCTS AND CUSTOMERS


    The Company offers over 1,000 high performance products to a diverse base of over 25,000 customers worldwide. The Company's products are primarily manufactured by four core component divisions, the Linear Products Division, the Data Conversion Products Division, the Digital Audio Products Division, and the Isolation Products Division. These operations accounted for more than 80% of the Company's net sales in 1994. In addition to the Company's core component business, Burr-Brown also owns a majority interest in each of two subsidiaries--approximately 90% of Intelligent Instrumentation Inc. ("III") and approximately 80% of Power Convertibles Corporation ("PCC").

  COMPONENTS

    The following table illustrates certain representative Burr-Brown products, their applications and representative customers in each of the principal markets addressed by the Company.

       CUSTOMER                 SELECTED PRODUCTS               CUSTOMER APPLICATIONS
COMMUNICATIONS
Alcatel                  Instrumentation & ISO Amplifiers  Central Office Switches
AT&T                     High Speed Amplifiers, A/D        Various Telecommunications
                           Converters                        Applications
Hughes Network Systems   High Speed Operational            Cellular Basestations
                           Amplifiers, A/D &
                           D/A Converters
Nokia                    High Speed Operational            Cellular Basestations
                           Amplifiers
Northern Telecom/BNR     High Speed Amplifiers, A/D        Cellular Basestations
                           Converters
PairGain Technologies    Linear Interface Circuits         HDSL
INDUSTRIAL PROCESS
 CONTROL
ABB                      Amplifiers, A/D & D/A Converters  Industrial Control
Allen Bradley            Amplifiers, A/D & D/A Converters  Program Logic Controls
Elsag Bailey             Isolation Amplifiers              Process Control Systems
General Electric         Amplifiers, A/D & D/A Converters  Robotic/Motor Control
Siemens                  Amplifiers, A/D & D/A Converters  Motor Control/Industrial Control
TEST AND
 INSTRUMENTATION
Advantest                Amplifiers, A/D & D/A Converters  Semiconductor Test Equipment
Hewlett Packard          Amplifiers, A/D & D/A Converters  Test Equipment
National Instruments     Amplifiers, A/D & D/A Converters  Data Acquisition Systems
Teradyne                 Amplifiers, A/D & D/A Converters  Semiconductor Test Equipment
DIGITAL AUDIO
Alpine                   PCM Converters                    Automotive Stereos
Pioneer                  PCM Converters                    CD Players
Sony                     PCM Converters                    Portable Stereos
Yamaha                   PCM Converters                    Electronic Keyboards
COMPUTING
Conner Peripherals       Regulators                        Hard Disk Drives
Fujitsu                  Regulators                        Hard Disk Drives
Hewlett Packard          Regulators                        Disk Drives
NEC                      PCM Converters                    CD-ROM Drives
IMAGING
Canon                    Amplifiers                        Copiers
Siemens                  Amplifiers & Analog Circuit       CAT Scanners
                           Functions
Toshiba                  Analog Circuit Function & A/D     CAT Scanners
                           Converters

     LINEAR PRODUCTS DIVISION

    The Company's analog circuits include operational amplifiers, power amplifiers, instrumentation amplifiers, programmable gain amplifiers, isolation amplifiers, current transmitters and other analog signal processing components. Analog signal processing integrated circuits are used to process and transmit analog information prior to their conversion to digital signals. These components are used in communications equipment, automatic test equipment, analytical instruments, medical instruments and systems, military equipment, industrial controls, personal computing devices and computer peripherals.

        OPERATIONAL AMPLIFIERS. Operational amplifiers are used to detect and amplify weak (low level) analog signals and are included in many measurement and control systems. The operational amplifier is the fundamental building block in analog systems design. In addition to amplification, it can perform mathematical functions such as integration and differentiation. The Company's high performance operational amplifiers are generally capable of amplifying typical analog signals in the micro-volt range up to 100,000 times and provide ultra-low drift, low bias current, low noise, high bandwidth and fast settling time. Certain models provide high voltage and high current operation for special applications. These high performance amplifiers are required to treat signals generated in numerous applications, including scramblers for satellite communications systems, robotic vision systems and magnetic resonance and computer-aided tomography (CAT) body scanning systems.

        OTHER  AMPLIFIERS.    The  Company   manufactures  a  number  of   other
    amplifiers, including instrumentation amplifiers and programmable gain amplifiers. These products perform a variety of functions related to the amplification of analog signals. Among other uses, these components permit the measurement of weak signals in the presence of unwanted "noise" and protect sensitive instruments from the effects of transient high-magnitude, potentially damaging voltages caused by sources such as lightning or switching of high voltage equipment. These amplifiers are used in many diverse applications ranging from temperature measurement in industrial processes to the protection of sensitive medical instruments, and to isolate electrical power line disturbances and faults.

        OTHER SIGNAL PROCESSING AND TRANSMITTER COMPONENTS. The Company manufactures a variety of other analog signal processing components including mathematical function circuits, current transmitters and voltage-to-frequency converters. Mathematical function circuits are used when information sought can be effectively derived only through its mathematical relationship to analog signals. Current transmitters send analog signal information from a process sensor to measurement or control equipment in the form of a current on the same wires that produce the power to the transmitter and sensor. Voltage-to-frequency converters convert process signals to a frequency, making the signal immune to electrical noise and permitting more efficient storage and processing of the information.

    DATA CONVERSION PRODUCTS DIVISION

    The Company's Data Conversion Products Division focuses on the design, manufacturing and marketing of integrated circuit devices used to convert analog signals to digital form ("A/D converters") or to convert digital signals to analog form ("D/A converters"). This conversion is necessary in virtually all applications in which digital computers or processors measure and control the analog signals from a physical, "real world" process.

        GENERAL PURPOSE CONVERSION PRODUCTS. The majority of the Company's mixed signal components revenue is derived from moderate speed, high resolution and high accuracy converters. These general purpose converters are used primarily in manufacturing process control instrumentation, electronic test instrumentation, automatic test systems and communications systems. For example, in a robot controller, the position of the robot arm must be precisely measured and manipulated. Analog signals from the robot's position sensors are converted by an A/D converter for computer processing and, in turn, a D/A converter converts the digital control signal from the computer to analog form to drive the actuators and servo motors to position the robot arm accurately.

        HIGH SPEED CONVERSION PRODUCTS. In the early 1980's, the Company began developing high speed, high resolution A/D and D/A converters at speeds substantially greater than general purpose products. These products utilize a unique combination of technologies and design expertise to achieve state-of-the-art performance. High speed converters are used in a variety of applications such as image processing, digital oscilloscopes, ultrasound, radar and sonar, as well as the front end of advanced systems using digital signal processing (DSP) technology. The Company believes that due to the unique combination of technologies involved, the high speed, high resolution data converter products have limited competition.

    DIGITAL AUDIO PRODUCTS DIVISION (BURR-BROWN JAPAN)

    The Company's Digital Audio Products Division, which is operated by the Company's wholly-owned Japanese subsidiary, focuses on the design, manufacturing and marketing of high precision, single chip digital-to-analog converters and analog-to-digital for the digital audio market. The Company believes that Burr-Brown was the first company to introduce such a product into this marketplace and is currently one of the largest merchant market suppliers of such devices worldwide. This product, a pulse-code-modulated ("PCM") conversion device, plays an essential role in digital audio systems, such as compact disc ("CD") players, that use laser technology to achieve improved audio reproduction performance. The Company's component converts the digital signals for each stereo channel into audio. Several generations of products of this type have been developed and introduced for use in digital audio systems. Involvement in the CD market also helped the Company's early entry into the digital audio tape ("DAT") and multimedia markets. The Company believes that the technology developed for its digital audio D/A converter products enables the Company to develop products for other markets. Burr-Brown's PCM converters have now been designed into musical instruments, computer games, automobile sound systems, CD-ROMs for multimedia applications and set top box tuners for cable and satellite TV.

    ISOLATION PRODUCTS DIVISION (BURR-BROWN LTD.)

    The Company's Isolation Products Division, which is operated by Burr-Brown's wholly-owned Scottish subsidiary, focuses on the design, development, manufacturing, and marketing of isolation amplifiers, isolated analog digital converters, bus transceivers, and DC-to-DC converters. These products provide galvanic isolation of input and output signals and thereby achieve reduced circuit noise interference and prevent harm to people or equipment due to high voltage transients or current leakage. The product line utilizes optical, tranformer, and capacitive techniques to produce linear transfer functions between input and output. In certain products, isolated digital couplers are used in lieu of opto-couplers in the galvanic isolation of data signals. The isolation products are used in industrial process control, communication, and in medical instrumentation.

  INTELLIGENT INSTRUMENTATION INC. (III)

    Intelligent Instrumentation Inc. designs, manufactures and markets a broad line of data acquisition products, including plug-in boards, portable data acquisition systems, microterminals and supporting software for IBM-compatible PCs, as well as signal conditioning accessories for such systems. These products are applied worldwide for a wide range of industrial and scientific applications such as inventory control, package tracking, image pattern recognition and electro-medical systems. A key part of the data acquisition product line is the Visual Designer-TM- software, a graphical development environment which enables users to design applications by connecting functional blocks, called icons, in a flow diagram. III also offers integrated data collection systems that not only collect data, but format and deliver that data to a customer's information system in real time. Representative customers include Mercedes Benz, Siemens, Nikon Koden, Novellus Systems and Xerox.

  POWER CONVERTIBLES CORPORATION (PCC)

    Power Convertibles Corporation focuses on the market for DC-to-DC conversion and battery chargers. PCC is one of the leading suppliers of low power DC/DC converters as well as products to condition and charge many types of batteries including cellular telephones. Its products are supplied worldwide to the computer, medical, industrial, telecommunications, data communications and instrumentation markets. PCC also designs, manufactures and markets battery chargers for the cellular telephone market. A significant proportion of PCC's revenues in recent periods has been generated from a single customer in this market. PCC has custom design capabilities and has recently established independent marketing organization in an effort to increase its customer base. Representative customers include Ericsson, AT&T, Medtronic, Allen-Bradley, SCI and Johnson Controls.

    The Company has from time-to-time received indications of interest with respect to both III and PCC, and has considered, and may in the future consider, the sale of its interest in these subsidiaries.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

    As of July 1, 1995, there were 14,423,696 shares of Common Stock outstanding, and there were approximately 3,640 holders of record of the Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

    Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, will be able to issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. See "Risk Factors-- Effect of Anti-takeover Provisions." Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. At present, the Company has no plans to issue any of the Preferred Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is Bank One, Arizona, N.A.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have severally agreed to purchase from the Company the following respective number of shares of Common Stock.

                                                                   NUMBER OF
UNDERWRITER                                                         SHARES
----------------------------------------------------------------  -----------
Hambrecht & Quist LLC...........................................
Cowen & Company.................................................
                                                                  -----------
    Total.......................................................   1,750,000
                                                                  -----------
                                                                  -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

    Certain stockholders of the Company, including executive officers, other executives and directors, who own in the aggregate approximately 5,715,000 shares of Common Stock have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC acting alone or each of the representatives acting jointly, offer, sell, or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 90 days following the effective date of the Registration Statement. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC acting alone or each of the representatives acting jointly, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 90 day period following the effective date of the Registration Statement, except that the Company may grant additional options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans.

    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Company's Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Company's Common Stock during the cooling off period.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison, Palo Alto, California and certain legal matters in connection with the Offering will be passed upon for the Underwriters by Morrison & Foerster, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Burr-Brown Corporation incorporated by reference in Burr-Brown Corporation's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           5
The Company....................................          11
Use of Proceeds................................          11
Price Range of Common Stock....................          11
Dividend Policy................................          12
Capitalization.................................          12
Selected Consolidated Financial Data...........          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          14
Business.......................................          17
Description of Capital Stock...................          23
Underwriting...................................          24
Legal Matters..................................          25
Experts........................................          25

                                1,750,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                 --------------

                               HAMBRECHT & QUIST
                                COWEN & COMPANY

                               SEPTEMBER  , 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth an itemized statement of all costs and expenses (all of which will be paid by the Registrant) in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement, other than underwriting discounts and commissions, if any. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee:


SEC Registration Fee..............................................  $  29,311
NASD Fee..........................................................      7,000
The Nasdaq National Market Listing Fee............................     17,500
Blue Sky Fees and Expenses........................................     12,000
Legal Fees and Expenses...........................................     75,000
Accounting Fees and Expenses......................................     25,000
Printing Expenses.................................................     50,000
Transfer Agent and Registrar's Fees and Expenses..................      5,000
Miscellaneous.....................................................     29,189
                                                                    ---------
    Total.........................................................  $ 250,000
                                                                    ---------
                                                                    ---------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII Section 6 of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholder. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. In certain instances, the indemnification agreements may result in an expansion of the substantive protection available to such individuals under the Certificate of Incorporation and Bylaws. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS.


     +1.1    Form of Underwriting Agreement.

     *4.1    Rights Agreement.

     +5.1    Opinion of Brobeck, Phleger & Harrison.

     23.1    Consent of Ernst & Young LLP, independent auditors (see page II-5).

    +23.2    Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1).

    +24.1    Power of Attorney (see page II-3).

------------------------
+    Previously filed.
* Incorporated by reference to Exhibit 4.2 filed with the Registrant's Form 10-K for the period ended December 31, 1989 and to Exhibit 1 filed with the Registrant's Form 8 Amendment No. 1 to Form 8-K on March 6, 1990.


ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Registrant's Certificate of Incorporation and Bylaws, Delaware Corporation Law, the Underwriting Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on this 20th day of September, 1995.


                                          BURR-BROWN CORPORATION

                                          By ________/s/_SYRUS P. MADAVI________
                                                      Syrus P. Madavi
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

               /s/THOMAS R. BROWN, JR.*                 Chairman of the Board and
                 Thomas R. Brown, Jr.                    Director                            September 20, 1995

                                                        President, Chief Executive
                  /s/SYRUS P. MADAVI                     Officer and Director (Principal     September 20, 1995
                   Syrus P. Madavi                       Executive Officer)

                                                        Executive Vice President and
                  /s/JOHN L. CARTER*                     Chief Financial Officer
                    John L. Carter                       (Principal Financial and            September 20, 1995
                                                         Accounting Officer)

                 /s/THOMAS J. TROUP*                    Vice Chairman of the Board and
                   Thomas J. Troup                       Director                            September 20, 1995

                /s/FRANCIS J. AGUILAR*
                  Francis J. Aguilar                    Director                             September 20, 1995

              /s/JOHN S. ANDEREGG, JR.*
                John S. Anderegg, Jr.                   Director                             September 20, 1995

                /s/MARCELO A. GUMUCIO*
                  Marcelo A. Gumucio                    Director                             September 20, 1995

                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

                  /s/BOB J. JENKINS*
                    Bob J. Jenkins                      Director                             September 20, 1995

                  /s/JAMES A. RIGGS*
                    James A. Riggs                      Director                             September 20, 1995

                By /s/SYRUS P. MADAVI
                   Syrus P. Madavi
                   ATTORNEY-IN-FACT

                                                                    EXHIBIT 23.1

                         CONSENT OF INDEPENDENT AUDITOR


    We consent to the reference to our firm under the captions "Experts" and "Selected Consolidated Financial Data" in Amendment No. 1 to the Registration Statement on Form S-3 (No. 33-61913) and related Prospectus of Burr-Brown Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated January 23, 1995, with respect to the consolidated financial statements of Burr-Brown Corporation incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 1994 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.


                                          ERNST & YOUNG LLP


September 18, 1995
Tucson, Arizona

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                           DESCRIPTION
-----------  ---------------------------------------------------------------------------------------

      +1.1   Form of Underwriting Agreement.........................................................

      *4.1   Rights Agreement.......................................................................

      +5.1   Opinion of Brobeck, Phleger & Harrison.................................................

      23.1   Consent of Ernst & Young LLP, independent auditors (see page II-5).....................

     +23.2   Consent of Brobeck, Phleger & Harrison (included in Exhibit 5.1).......................

     +24.1   Power of Attorney (see page II-3)......................................................

------------------------

 +   Previously filed.
 * Incorporated by reference to Exhibit 4.2 filed with the Registrant's Form 10-K for the period ended December 31, 1989.

                                                                     EXHIBIT 5.1
                               BROBECK, PHLEGER &
                                    HARRISON
                                ATTORNEYS AT LAW

                             TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                            PALO ALTO, CA 94303-0913

August 17, 1995

Burr-Brown Corporation
6730 S. Tucson Boulevard
Tucson, AZ 85086

    Re: Registration Statement on Form S-3

Ladies and Gentlemen:

    We have examined the Registration Statement on Form S-3 filed by Burr-Brown Corporation (the "Company") with the Securities and Exchange Commission (the "Commission") on even date herewith, as thereafter amended or supplemented (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of shares of the Company's Common Stock (the "Shares"). The Shares include an over-allotment option to the Underwriters to purchase additional shares of the Company's Common Stock and are to be sold to the Underwriters as described in the Registration Statement for resale to the public. As your counsel in connection with this transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the sale and issuance of the Shares.

    It is our opinion that, upon conclusion of the proceedings being taken or contemplated by us, as your counsel, to be taken prior to the issuance of the Shares and upon completion of the proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required, the Shares, when issued and sold in the manner described in the Registration Statement, will be legally and validly issued, fully paid and nonassessable.

    We consent to the use of this opinion as an exhibit to said Registration Statement, and further consent to the use of our name wherever appearing in said Registration Statement, including the prospectus constituting a part thereof, and in any amendment or supplement thereto.

                                          Very truly yours,

                                          BROBECK, PHLEGER & HARRISON

                     [This page intentionally left blank.]